

March 15, 2021

Daniel Marcelo
Chief Executive Officer
FREYR Battery
412F, route d'Esch, L-2086 Luxembourg
Grand Duchy of Luxembourg

     Re: FREYR Battery
         Draft Registration Statement on Form S-4
         Submitted February 16, 2021
         CIK No. 0001844224

Dear Mr. Marcelo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4 submitted February 16, 2021

Cover Page

1.   Please revise to limit the length of your cover page in accordance with Item 501(b) of Regulation S-K.

Summary of Risk Factors, page 13

2.   Please expand the disclosure on page 13 to include a bullet point to highlight the risk mentioned on page 62 that Alussa has a limited ability to assess the management of FREYR's business and, as a result, cannot assure shareholders that FREYR's management has all the skills, qualifications, or abilities to manage a public company.

<u>FREYR, page 29</u>

3. Please expand your disclosure in this section to state that FREYR believes that it will continue to incur operating and net losses each quarter until at least the time it begins significant production of its battery cells, which is not expected to occur until 2024, and may occur later as mentioned on page 77.

<u>Interests of Alussa Directors and Officers in the Business Combination, page 33</u>

4. Please fill in missing information throughout the proxy statement/prospectus to the extent that it is known, such as the amounts in this section and in the table on page 208 regarding compensation for the year ended December 31, 2020.

5. Please expand the disclosure in this section to describe the interests of the subscribers of the PIPE shares, including a comparison of the price paid for the shares compared to the market value of the shares based on the closing price on the record date.

<u>Shareholder Suits, page 56</u>

6. We note that Pubco's articles will contain an exclusive forum provision. Please add disclosure indicating whether the provision will apply to the Exchange Act. Add risk factor disclosure describing the provision and state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

<u>Risk Factors, page 62</u>

7. We note that you refer to additional risks disclosed in Alussa's final prospectus dated November 27, 2019, and as updated by a subsequent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Since you are not eligible to incorporate those filings by reference into this proxy statement/prospectus, please remove this statement, and please provide representation that all material risks have been disclosed in this proxy statement/prospectus. Please make corresponding changes to the definition of the Alussa public warrant on page 2.

<u>Risks Relating to Alussa's Due Diligence and Evaluation of FREYR, page 62</u>

8. Please tell us what consideration was given to expanding the disclosure beginning on page 127 about factors and risks weighing negatively against pursuing the business combination to include the limited ability to assess the management of FREYR's business mentioned on page 62. In addition, wherever you discuss the board's decision not to obtain a fairness opinion, please expand your disclosure to address their limited ability to assess all information of the company's operations and management.

FREYR's licensing strategy, page 69

9.   Please expand the disclosure in this section or in the section entitled Licensing Strategy on page 184 to disclose the material terms of the agreement with 24M, such as which "certain market segments" and "certain geographic areas" are mentioned on page 69. Please provide more information about 24M overall, and describe the consideration offered by the licensing agreement. State the production-rate milestones and timeframe that FREYR must meet pursuant to the agreement. Also, disclose the duration of the agreement and fully describe 24M's obligations under the agreement.

If FREYR's planned manufacturing plans in Mo i Rana..., page 74

10.   We note your disclosure here that FREYR has not obtained rights to use and does not own the land for any of its planned manufacturing facilities. However, we note that throughout the filing, including on page 188, you discuss a Customer Qualification Plant in Mo i Rana as being "currently underway" and disclose a letter of intent on page 189. Please advise or revise your disclosure to clarify the arrangements and status of the Customer Qualification Plant.

The Business Combination Agreement, page 98

11.   Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the business combination agreement, you have provided corrective disclosure in the proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the business combination agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide your stockholders a materially complete understanding of the business combination agreement disclosures.

United States Federal Income Tax Considerations, page 137

12.   We note your disclosure in this section and on page 19 that it is intended for the merger to be tax-free and that you indicate in the exhibit index that you will file an opinion of counsel as exhibit 8.1. Please revise your disclosures here to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization within the meaning of Section 368. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use "should" rather than "will," but counsel providing the opinion must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19. Also, disclose in the Summary beginning on page 8 and include in the Q&A beginning on page 15 that, if applicable, the receipt of an opinion as to the tax-free nature of the transaction is not a condition to the merger and disclose the tax consequences.

OEM Partnership Strategy, page 185

13.   We note your disclosure that FREYR targets joint venture partnerships with top battery cell producers from Asia. Please revise your disclosure here to clearly state, consistent with your disclosure on page 70, that FREYR currently has no joint venture agreements in place.

FREYR Full-Cycle Sustainability, page 186

14.   We note your disclosure that FREYR is working with some of the leading companies along the supply chain. We note also your disclosure on page 71 that FREYR has not yet entered into definitive agreements for the supply of materials. In addition, you list a number of partnerships beginning on page 189 that appear to relate to the supply of materials. Please revise your disclosure to be consistent. In addition, please file the agreements discussed on page 189 as exhibits to the proxy statement/prospectus, and confirm that all material terms of the agreements have been disclosed.

Manufacturing Process, page 189

15.   We note your disclosure that FREYR plans to use the licensed 24M process. Please revise to describe the process.

Enforcement of Civil Liabilities, page 236

16.   We note the disclosure on page 236 that Alussa has been advised by Appleby and the disclosure on page 237 that FREYR has been advised by BAHR. If the disclosure is based upon an opinion of counsel, name counsel in the prospectus and file as an exhibit to the registration statement a signed consent of counsel to the use of its name and opinion.

Signatures, page II-6

17.   Please add the signature of your authorized representative in the United States.

General

18.   Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of those communications. Please contact the legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Martin James, Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Douglas Ellenoff, Esq.